

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

June 15, 2010

<u>VIA U.S. Mail and Facsimile +011 65 6221 1172</u>

Hoh Weng Ming
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581

   **Re: China Yuchai International Limited**
      **Form 20-F for the fiscal year ended December 31, 2009**
      **Filed April 30, 2010**
      **File No. 1-13522**

Dear Mr. Ming:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

            Sincerely,

            Brian Cascio
            Accounting Branch Chief